Exhibit 99.2

Ayr Wellness Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

(EXPRESSED IN UNITED STATES DOLLARS)

Ayr Wellness Inc.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2022 and 2021

Introduction

The following management’s discussion and analysis (“MD&A”) of the financial condition and results of the operations of Ayr Wellness Inc. (“Ayr”, “the Company”, “we”, “our” or “us”) constitutes management’s review of the factors that affected the Company’s financial and operating performance for the three months ended March 31, 2022 and 2021. This discussion should be read in conjunction with the Company’s Quarterly Report, the unaudited interim condensed consolidated financial statements for the three months ended March 31, 2022, and 2021 (the “interim financial statements”). Results are reported in United States dollars, unless otherwise noted. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Further information about the Company and its operations can be obtained on ir.ayrwellness.com, sec.gov, and www.sedar.com. The information contained on such websites are not a part of, nor are they incorporated by reference into, this Quarterly Report (or the equivalent thereof).

The effective date of this MD&A is May 25, 2022.

Cautionary Note Regarding Forward-Looking Information

Certain statements in this MD&A are forward-looking statements within the meaning of applicable securities laws, including, but not limited to, those statements relating to the Company and their financial capacity and availability of capital and other statements that are not historical facts. These statements are based upon certain material factors, assumptions, and analyses that were applied in drawing a conclusion or making a forecast or projection, including experience of the Company, as applicable, and perception of historical trends, current conditions, and expected future developments, as well as other factors that are believed to be reasonable in the circumstances. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. These statements may include, without limitation, statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, and outlook of the Company. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as “pro forma”, “expects”, “anticipates”, “plans”, “believes”, “estimates”, “intends”, “targets”, “projects”, “forecasts”, “seeks”, “likely” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

By their nature, forward-looking statements are subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections, or conclusions will not prove to be accurate, that assumptions may not be correct, and that objectives, strategic goals and priorities will not be achieved. A variety of material factors, many of which are beyond the parties’ control, could affect operations, business, financial condition, performance, and results of the parties that may be expressed or implied by such forward-looking statements and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. These factors include, but are not limited to, the following:

•	the extent of the impact of COVID-19, including government and/or regulatory responses to the outbreak;

•	laws and regulations and any amendments thereto applicable to our business and the impact thereof, including uncertainty regarding the application of U.S. state and federal law to U.S. cannabis products and the scope of any regulations by the U.S. Food and Drug Administration, the U.S. Drug Enforcement Administration, the U.S. Federal Trade Commission, the U.S. Patent and Trademark Office, the U.S. Department of Agriculture and any state equivalent regulatory agencies over U.S. cannabis products;

Ayr Wellness Inc.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2022 and 2021

•	climate change impacting economic factors such as prices and supply chain disruption, as well as governmental response through laws or regulations regarding greenhouse gas emissions;

•	assumptions and expectations described in the Company’s critical accounting policies and estimates;

•	the adoption and impact of certain accounting pronouncements;

•	the number of users of cannabis or the size of the regulated cannabis market in the United States;

•	the potential time frame for the implementation of legislation to legalize and regulate medical or adult-use cannabis (and the consumer products derived from each of the foregoing) in the United States, and the potential form the legislation and regulations will take;

•	the Company’s future financial and operating performance and anticipated profitability;

•	future performance, results and terms of strategic initiatives, strategic agreements and supply agreements;

•	the market for the Company’s current and proposed products and services, as well as the Company’s ability to capture market share;

•	the benefits and applications of the Company’s products and services and expected sales thereof;

•	development of affiliated brands, product diversification and future corporate development;

•	anticipated investment in and results of research and development;

•	inventory and production capacity, including discussions of plans or potential for expansion of capacity at existing or new facilities;

•	future expenditures, strategic investments and capital activities;

•	the competitive landscape in which the Company operates and the Company’s market expertise;

•	the Company’s ability to comply with its debt covenants, if any;

•	the Company’s ability to secure further equity or debt financing, if required;

•	changes in U.S. generally accepted accounting principles or in the interpretation thereof;

•	consistent or increasing pricing of various cannabis products;

•	the level of demand for cannabis products, including the Company’s and third-party products sold by the Company;

•	the Company’s ability to mitigate risks relating to the cannabis industry, the larger economy such as inflation or fluctuation in interest rates, breaches of and unauthorized access to the Company’s systems and related cybersecurity risks, money laundering, costly litigation, and health pandemics;

Ayr Wellness Inc.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2022 and 2021

•	the ability to gain appropriate regulatory approvals for announced acquisitions in the timeframe anticipated;

•	the application for additional licenses and the grant of licenses or renewals of existing licenses that have been applied for;

•	the rollout of new dispensaries, including the number of planned dispensaries to be opened in the future and the timing and location in respect of the same, and related forecasts;

•	the Company’s ability to hit anticipated development targets of cultivation and production projects;

•	the ability to successfully integrate and maintain employees from recent acquisitions;

•	the ability to develop the Company’s brand and meet growth objectives;

•	the risk related to limited market data and difficulty to forecast results;

•	the concentrated voting control of the Company;

•	market volatility and the risks associated with selling of substantial amount of Equity Shares;

•	product liability claims related to the products the Company cultivates, produces, and sells; and

•	other events or conditions that may occur in the future.

In making these statements, in addition to those described above and elsewhere herein, the parties have made assumptions with respect to expected cash provided by continuing operations, future capital expenditures, including the amount and nature thereof, trends and developments in the industry, business strategy and outlook, expansion and growth of business and operations, accounting policies, credit risks, anticipated acquisitions, opportunities available to or pursued by the parties, and other matters.

Management’s Definition and Reconciliation of Non-GAAP Measures

Management reports certain non-GAAP measures that are used to evaluate the performance of such businesses and the performance of their respective segments, as well as to manage their capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined and reconciled with their most directly comparable GAAP measure.

The Company references non-GAAP measures, including cannabis industry metrics, in this document and elsewhere. These are provided as additional information to complement those GAAP measures by providing further understanding of the results of the operations of the Company from management’s perspective. Accordingly, these measures should not be considered in isolation, nor as a substitute for analysis of the Company’s financial information reported under GAAP. Non-GAAP measures used to analyze the performance of the Company include adjusted earnings before interest, tax, depreciation, and amortization (“Adjusted EBITDA”) and “Adjusted Gross Profit”.

The Company believes that these non-GAAP financial measures may be useful to investors because they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making. These financial measures are intended to highlight trends in the Company’s core businesses that may not otherwise be apparent when solely relying on the GAAP measures.

Ayr Wellness Inc.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2022 and 2021

Adjusted EBITDA

“Adjusted EBITDA” represents (loss) income from operations, as reported under GAAP, before interest and tax, adjusted to exclude non-core costs, other non-cash items, including depreciation and amortization, and further adjusted to remove non-cash stock-based compensation, the accounting for the incremental costs to acquire cannabis inventory in a business combination, acquisition related costs, and start-up costs.

Adjusted Gross Profit

“Adjusted Gross Profit” represents gross profit, as reported, adjusted to exclude non-core costs the accounting for the incremental costs to acquire cannabis inventory in a business combination, interest, depreciation and amortization, and start-up costs.

Reconciliations are provided elsewhere in this MD&A.

Overview of the Company

Ayr Wellness Inc. is a national cannabis consumer packed goods company and retailer. Founded in 2019 and headquartered in Miami, Florida, the Company is focused on delivering the highest quality cannabis products and customer experience throughout its footprint. As of March 31, 2022, the Company has operations in seven U.S. markets and employs roughly 2,200 people. The Company, through its subsidiaries and affiliates, holds, operates, and manages licenses and permits in the States of Arizona, Florida, Massachusetts, Nevada, New Jersey, Ohio, and Pennsylvania.

The Company’s strategy is to vertically integrate through the consolidation of cultivating, producing, distributing, and dispensing cannabis brands and products at scale. The Company’s portfolio of consumer-packaged goods brands includes Kynd, Origyn Extracts, Levia, STiX Preroll Co., Secret Orchard, Lost in Translation and Entourage, among others. The Company distributes and markets its products to Ayr-owned retail stores and to third-party licensed retail cannabis stores throughout Ayr’s operating footprint.

The Company owns and operates a chain of cannabis retail stores under brand names including AYR, Liberty Health Sciences, and The Dispensary. Ayr owns stores under other names, primarily where stores acquired still retain their pre-acquisition branding, though the Company intends to unify its retail footprint under the AYR retail brand name over time. The income of Ayr’s retail stores derives primarily from the sale of cannabis products, with an immaterial portion of income resulting from the sale of other merchandise (such as cannabis accessories). As of March 31, 2022, Ayr operates 69 retail stores, located across Ayr’s portfolio.

COVID-19 Strategy

During the pandemic, the Company was able to maintain operations and expand delivery options and curbside pick-up to provide additional fulfillment models that are designed to be safe and efficient for employees and customers. Management has not observed any indicators of impairment to assets or a significant change in the fair value of assets due to the COVID-19 pandemic. The Company evaluated risk of supply chain disruptions as well as staffing disruptions. While Ayr has not experienced any failure to secure critical supplies or services, future disruptions in the supply chain are possible and may significantly increase cost or delay production time. To mitigate this risk, bulk orders are being placed in advance with key vendors. To remediate the risk of staffing disruption, the Company implemented new safety procedures in accordance with the guidance of the CDC at all locations seek to better protect the health and safety of both employees and customers. The Company is re-assessing its response to the COVID-19 pandemic on an ongoing basis. Due to the rapid developments and uncertainty surrounding COVID-19, it is not possible to predict the impact of these developments on all aspects of the business.

Ayr Wellness Inc.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2022 and 2021

Forward-Looking Financial Projections or Targets

Based on the results to date, management is updating the assumptions underlying its previously issued 2022 guidance, most notably around timing of new markets and growth projects becoming operational.

The Company’s expectation is that the earnings power of the transformed Ayr business is approximately $250M of Adjusted EBITDA, $800M of Revenue and $100M of US GAAP Operating Income on an annualized basis, based on the run rate expected to be delivered in Q4 2022.

The Company expects its financial results in the first half of 2022 to be relatively in-line with industry trends, expecting sales to be flat in the first half of 2022. The Company expects a step-function in growth beginning in Q3, subject to timing as outlined in the assumptions below, with the run rate reaching the amounts described above in Q4 2022.

In developing the 2022 guidance set forth above, Ayr made the following assumptions and relied on the following factors and considerations (as well as those referred to under “Forward-Looking Information”):

•	The targets are subject to the timing of receiving required regulatory approvals and cultivation and manufacturing capacity coming on-line, retail store openings, and the closing of M&A transactions as follows:

•	Pennsylvania:

▪	Previously discussed 36,000 square foot cultivation expansion has been put on hold pending Adult Use developments.

▪	An additional dispensary in Indiana, PA is expected to open in Q2 2022, bringing the total store count to nine.

•	Arizona:

▪	Construction of additional 80,000 square foot cultivation and manufacturing facility was completed in Q4 2021 with revenues commencing in Q2 2022.

•	New Jersey:

▪	75,000 square feet cultivation and manufacturing capacity completed in Q1 2022, with revenues expected to commence in Q4 2022.

▪	Adult-use sales at our three dispensaries is expected to commence by the end of Q2 2022.

•	Massachusetts:

▪	Revenues from 93,000 sq ft of additional cultivation and manufacturing capacity expected to commence in Q4 2022.
▪	Two adult-use retail locations in Greater Boston are expected to open by June and July of 2022.
▪	Received regulatory approval for the sale of adult-use cannabis at the Back Bay dispensary in Q2 2022
▪	The acquisition of Cultivauna LLC, maker of Levia cannabis infused seltzer, closed in Q1 2022.

•	Florida:

▪	Increasing retail locations from 45 as of Q1 2022 to an expected 55 by year-end 2022.

▪	Five acres of shade house cultivation are expected to come on-line with revenues in Q2 2022, followed by an additional five acres expected by year-end 2022.

▪	Steady, gradual improvement in cultivation yields in Florida and retail throughput are expected in 2022.

•	Ohio:

▪	Revenues from 58,000 square feet of cultivation capacity is expected to commence in Q1 2023.

•	Illinois:

▪	Acquisition of Herbal Remedies (two dispensaries) closed in Q2 2022.

Ayr Wellness Inc.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2022 and 2021

▪	Acquisition of Dispensary 33 (two dispensaries) expected to close in 2H-2022.

•	The targets assume pricing in the wholesale and retail market remains relatively stable at current levels.

Ayr has also assumed that business and economic conditions will continue substantially in the ordinary course, including, without limitation, with respect to general economic and industry conditions, competition, regulations (including those in respect of the cannabis industry), weather, taxes, that there will be no new pandemics or substantially worsened pandemics or other material outbreaks of disease or safety issues or material recalls required, and that there will be no unplanned material changes in facilities, equipment, or customer and employee relations.

Ayr Wellness Inc.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2022 and 2021

Review of the Financial Results for the Three Months Ended March 31, 2022 and 2021

Adjusted EBITDA Reconciliation for the Three Months Ended March 31, 2022 and 2021

	Three Months Ended
	March 31, 2022	March 31, 2021
	$	$
(Loss) from operations (GAAP)	(21,126,100)	(8,368,167)

Non-cash items accounting for inventory
Incremental costs to acquire cannabis inventory in business combination	2,518,636	5,792,389

Interest (within cost of goods sold "COGS")	480,006	244,286
Depreciation and amortization (from statement of cash flows)	21,240,131	7,476,106
Acquisition costs	1,450,969	3,136,976
Stock-based compensation, non-cash	10,360,830	8,223,545
Start-up costs[1]	2,649,438	1,622,959
Other[2]	1,922,818	285,955
	38,104,192	20,989,827

Adjusted EBITDA (non-GAAP)	19,496,728	18,414,049

Notes:

1 These are set-up costs to prepare a location for its intended use. Start-up costs are expensed as incurred and are not indicative of ongoing operations.

2 Other non-operating adjustments associated with non-core costs.

Adjusted Gross Profit Reconciliation for the Three Months Ended March 31, 2022 and 2021

	Three Months Ended
	March 31, 2022	March 31, 2021
	$	$
Gross Profit (GAAP)	45,518,518	24,465,320

Incremental costs to acquire cannabis inventory in business combination	2,518,636	5,792,389
Interest (within COGS)	480,006	244,286
Depreciation and amortization (within COGS)	7,597,596	2,516,045
Start-up costs (within COGS)	978,699	1,180,166
Other (within COGS)	836,792	-

Adjusted Gross Profit (non-GAAP)	57,930,247	34,198,206

Ayr Wellness Inc.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2022 and 2021

Unaudited Interim Condensed Consolidated Statements of Operations for the Three Months Ended March 31, 2022 and 2021

	Three Months Ended
($ in millions)	March 31, 2022	March 31, 2021
Revenues, net of discounts	111.2	58.4
Cost of goods sold excluding fair value items	(63.2)	(28.1)
Incremental costs to acquire cannabis inventory in a business combination	(2.5)	(5.8)
Gross profit	45.5	24.5
Total operating expenses	(66.6)	(32.8)
Loss from operations	(21.1)	(8.3)
Total other income (expense)	23.2	(3.3)
Income (Loss) before income tax	2.1	(11.6)
Provision for income taxes	(11.3)	(5.0)
Net loss before noncontrolling interest	(9.2)	(16.6)
Net loss attributable to noncontrolling interest	(1.6)	-
Net loss attributable to Ayr Wellness Inc.	(7.6)	(16.6)

Ayr Wellness Inc.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2022 and 2021

Revenue, net of discounts

Revenue, net of discounts for the three months ended March 31, 2022 and 2021, was $111.2 million and $58.4 million, respectively, increasing $52.8 million or 90%. Revenues increased due to Ayr’s expansion that occurred throughout 2021 and 2022, including the addition of four new states as well as one acquisition during the first quarter of 2022.

Gross Profit

Gross profit for the three months ended March 31, 2022 and 2021, was $45.5 million and $24.5 million, respectively, an increase of $21 million or 86%. Gross profit percentage for the three months ended March 31, 2022 and 2021, was 41% and 42%, respectively.

The increase in gross profit was directly attributable to the revenue increase as described above. The slight decrease in gross profit percentage for the period was due to a decrease in incremental costs to acquire cannabis inventory in a business combination and offset by the impact of pricing compression in competitive markets.

Adjusted Gross Profit (non-GAAP) for the three months ended March 31, 2022 and 2021, was $57.9 million and $34.2 million, respectively, increasing $23.7 million or 69%. Adjusted gross profit percentage (non-GAAP) for the three months ended March 31, 2022, and 2021, was 52% and 59%, respectively.

The increase in Adjusted Gross Profit was directly attributable to the revenue increase as described above. The slight decrease in Adjusted Gross Profit percentage was due to the makeup of state contribution and product mix as well as the impact of pricing compression in competitive markets.

Total Operating Expenses

Total operating expenses for the three months ended March 31, 2022, and 2021, were $66.6 million and $32.8 million, respectively, increasing $33.8 million or 103%. The increase in operating expense was due to an increase in general and administrative expenses and amortization expense of $25.7 million and $8.2 million, respectively.

The increase in general and administrative expenses was primarily driven by the expansion to new markets and the investment in talent and infrastructure. The increase to amortization expense was driven by the acquisition of cannabis licenses, which are classified as intangible assets and amortized over their useful lives.

Total operating expenses as a percent of revenue during the periods ended March 31, 2022, and 2021, were 60% and 56%, respectively. The change during the periods ended was due to an increase in amortization expense by over 175%.

Total Other Income (Expense)

Total other income (expense) for the three months ended March 31, 2022, and 2021, was $23.2 million and ($3.3) million, respectively. The increase for the three-month periods was primarily driven by the $30.6 million change in the fair value relating to derivative liabilities, primarily for contingent consideration. The other income (expense) was offset by the increase in interest expense of $4 million primarily related to the senior secured notes.

Income Tax

Income tax expense is recognized based on the expected tax payable on the taxable income for the period and the deferred tax, using tax rates enacted at year-end. The deferred tax is mainly driven by changes in the amortization of intangibles.

Ayr Wellness Inc.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2022 and 2021

As the Company operates in the cannabis industry, it is subject to the limitations of the United States Internal Revenue Code Section 280E under which the Company is only allowed to deduct expenses directly related to sales of product. Therefore, Ayr can have income tax even when it records a net loss.

Total income tax expense for the three months ended March 31, 2022, and 2021, was $10.9 million and $5.0 million, respectively. The current tax expense was $10.9 million and $7 million, respectively, for the three months ended March 31, 2022, and 2021. The increase in current tax expense was driven by an increase in gross profit over the respective periods. The deferred tax (benefit) expense was $0.4 and $2.1 million, respectively, for the three months ended March 31, 2022, and 2021.

Net Loss attributable to Ayr Wellness Inc.

Net loss for the three months ended March 31, 2022, and 2021, was $7.6 million and $16.6 million, respectively. The decrease was primarily driven by the factors described above.

Liquidity and Capital Resources as of March 31, 2022

Selected Liquidity and Capital Resource Information

($ in millions)	March 31, 2022	December 31, 2021
Cash	78.7	154.3
Total current assets	209.8	266.1
Total assets	1,853.8	1,859.9
Total current liabilities	96.7	152.3
Total long-term liabilities	712.5	687.5
Total liabilities	809.2	839.8
Total shareholders' equity	1,044.7	1,020.1

As of March 31, 2022, the Company had cash of $78.7 million, other current assets of $131.1 million, current liabilities of $96.7 million and working capital of $113.1 million compared to December 31, 2021 which had cash of $154.3 million, other current assets of $111.8 million, current liabilities of $152.3 million, and working capital of $113.8 million. The overall decrease in net working capital is primarily due to payments for capex.

The Company is generating cash from sales and deploying its capital resources to develop assets capable of producing additional revenues and earnings over both the immediate and near term. Capital resources are expected to be used for capital expenditures and improvements to existing facilities, marketing, and product development, as well as acquisitions.

Summary of Future Commitments

Year	Operating Leases	Finance Leases	Debt	Contingent Consideration	Construction Commitments	Total
2022	$13,754,073	$5,071,581	$6,373,711	$-	$27,042,376	$52,241,741
2023	18,500,473	6,782,276	21,108,376	4,568,482	-	50,959,607
2024	17,943,119	5,292,297	333,606,026	120,304,162	-	477,145,604
2025	17,278,435	646,009	32,082,079	-	-	50,006,523
2026	16,409,855	44,961	673,969	-	-	17,128,785
Thereafter:	119,412,018	790	23,268,971	-	-	142,681,779
Total Commitments	$203,297,973	$17,837,914	$417,113,132	$124,872,644	$27,042,376	$790,164,039

Ayr Wellness Inc.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2022 and 2021

Selected Cash Flow Information

	Three Months Ended
($ in millions)	March 31, 2022	March 31, 2021
Net cash used in operating activities	(21.2)	(19.9)
Net cash used in investing activities	(45.9)	(31.0)
Net cash (used in) provided by financing activities	(8.6)	119.4
Net (decrease) increase in cash	(75.7)	68.4
Cash, beginning of period	154.3	127.2
Cash, end of period	78.7	195.7

Operating Activities

Net cash used in operating activities during the three months ended March 31, 2022, and 2021, was ($21.2) million and ($19.9) million, respectively, an increase of $1.3 million. The decrease in net cash used in operating activities was driven by tax payments.

Investing Activities

Net cash used in investing activities during the three months ended March 31, 2022 and 2021 was ($45.9) million and ($31) million, respectively, an increase of $14.9 million. The cash used during the current period was due primarily to the cash paid for investment in property, plant, and equipment.

Financing Activities

Net cash (used in) provided by financing activities during the three months ended March 31, 2022, and 2021, was ($8.6) million and $119.4 million, respectively, a decrease of $128 million. The decrease in net cash related to financing activities was primarily due to the proceeds from an equity offering in the prior period as well as settlements related to acquisitions in the current period.

Capital Management

The Company’s objectives when managing capital are to ensure sufficient liquidity to support its financial obligations and to execute its operating and strategic plans, managing healthy liquidity reserves and access to capital.

The Company manages its capital structure and makes adjustments based on the funds available to the Company in order to support business development. The directors do not establish quantitative return on capital criteria for management, but rather rely on the expertise of the Company’s management to sustain future development of the business. In order to carry out the planned business development and pay for administrative costs, the Company will spend its existing working capital and seek to raise additional amounts, as needed. There were no changes in the Company’s approach to capital management during the periods ended March 31, 2022, and December 31, 2021. The Company is not subject to externally imposed capital requirements apart from the need to maintain its listing in accordance with stock exchange requirements.

The Company raises capital, as necessary, to meet its needs and take advantage of perceived opportunities and, therefore, does not have a numeric target for its capital structure. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company plans to use existing funds, as well as funds from the future sale of products, to fund operations and expansion activities. However, the Company may attempt to issue new shares or issue new debt for acquisitions. There can be no assurance that the Company will be able to continue raising capital in this manner.

Ayr Wellness Inc.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2022 and 2021

Share Capital

As of March 31, 2022, and December 31 2021, the Company had share capital of $1,312.7 million and $1,289.8 million, respectively, consisting of additional paid-in capital.

Outstanding Shares

	March 31, 2022	December 31, 2021
Issued and Outstanding
Multiple Voting Shares	3,696,486	3,696,486
Subordinate Voting Shares	16,820,581	15,150,286
Restricted Voting Shares	13,123,695	11,453,800
Limited Voting Shares	27,792,447	29,733,089
Exchangeable Shares	7,697,000	7,368,285
Treasury Stock	(645,300)	(568,300)

Total number of shares	68,484,909	66,833,646

As of March 31, 2022, the Company had 2,874,058 Equity Shares issuable upon the exercise of Warrants, 7,744,817 restricted Exchangeable Share units, of which 1,300,000 are market and performance based, and 164,684 Equity Shares issuable upon the exercise of options. As of December 31, 2021, the Company had 2,874,058 Equity Shares issuable upon the exercise of Warrants, 8,100,136 restricted Exchangeable Share units, of which 1,300,000 are market and performance based, and 197,831 Equity Shares issuable upon the exercise of rights reserved for issuance.

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements, with the exception of the definitive agreements and term sheets referenced in Note 15 in the audited consolidated financial statements for the year ended December 31, 2021 (“Audited Financial Statements”), that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Related Party Transactions

See Note 10 in the financial statements for the Company’s disclosures on related party transactions.

Significant Accounting Judgments and Estimates

See Note 3.4 in the financial statements for the Company’s accounting policies regarding Significant Accounting Judgments and Estimates.

Recent Accounting Pronouncements

See Note 3.5 in the financial statements for the Company’s action on recent accounting pronouncements.

Proposed Transactions

See Note 15 in the Audited Financial Statements for definitive agreements and term sheets the Company entered into.

Ayr Wellness Inc.

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2022 and 2021

Risk Factors

Please refer to the Company’s final base shelf prospectus dated February 24, 2021, the Company’s management information circular dated October 1, 2021, and the Company’s Annual Information Form dated March 30, 2022 for information on the risk factors to which the Company is subject. In addition, see “Cautionary Note Regarding Forward-Looking Information” above.

Financial Instruments, Financial Risk Management and Other Instruments

The Company does not utilize financial instruments such as derivatives to manage financial risks. See Note 13 in the financial statements for the Company’s financial instruments, financial risks factors, and other instruments.

The Company is exposed to credit risk, liquidity risk and interest rate risk. The Company’s management oversees the management of these risks. The Company’s management is supported by the members that advises on financial risks and the appropriate financial risk governance framework for the Company. The Company’s financial risk activities are governed by appropriate policies and procedures and financial risks are identified, measured, and managed in accordance with Company policies and risk appetite.